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April 4, 2001

Via EDGAR Transmission

Securities and Exchange Commission
Judiciary Plaza
Mail Stop 4-6, Room 4311
450 Fifth Street, N.W.
Washington D.C. 20549-0306
Attn: Mr. Ed Kelly

Re:    Adexa, Inc.
       Registration Statement on Form S-1 (File No. 333-44618)
       Request for Withdrawal

Dear Mr. Ed Kelly,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Adexa, Inc. (the "Registrant"), a Delaware corporation, hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-44618) initially filed with the Commission on August 28, 2000 (the "Registration Statement"), on the grounds that the Registrant has entered into an Agreement and Plan of Reorganization with FreeMarkets, Inc., pursuant to which the Registrant may be acquired by FreeMarkets, Inc. No shares of Common Stock of the Registrant have been issued or sold under the Registration Statement.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of grant of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

If you have any questions or comments or require further information or documentation regarding this application, please contact the undersigned at
(310) 338-8444.


Sincerely,

ADEXA, INC.


By: /s/ J. TIMOTHY ROMER
   ------------------------------
   J. Timothy Romer
   Chief Financial Officer

cc:  David T. Young, Esq.